Exhibit 99.13

Mitchells & Butlers plc

Purchase of Own Securities

Mitchells & Butlers plc announces that on 14 March 2005 it purchased for cancellation 250,000 of its ordinary shares at a price of 334.7375 pence per ordinary share.